 Exhibit 99.9

SUCCESS FEE AGREEMENT

THIS SUCCESS FEE AGREEMENT (this “Agreement”), dated as of May 12, 2024 (the “Effective Date”), among OXFORD FINANCE LLC, a Delaware limited liability company with an office located at 115 South Union Street, Suite 300, Alexandria, VA  22314 (“Oxford”), as collateral agent (in such capacity, “Collateral Agent”), the Lenders listed on Schedule 1.1 hereof or otherwise a party thereto from time to time including Oxford in its capacity as a Lender (each a “Lender” and collectively, the “Lenders”), CENTOGENE N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 72822872 (“Parent”), CENTOGENE GMBH, a company with limited liability (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany with offices located at Am Strande 7, 18055 Rostock, Germany, , and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Rostock under HRB 14967 (“Centogene Germany”), CENTOSAFE B.V., a private limited liability company (besloten vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 80366120 (“Centosafe”) and CENTOGENE US, LLC, a Delaware limited liability company with offices located at 99 Erie Street, Cambridge, MA 02139 (“Centogene US”, and together with Parent, Centogene Germany and Centosafe, individually and collectively, jointly and severally, “Borrower”).

Borrower will enter into that certain Limited Waiver, Consent and Fourth Amendment to Loan and Security Agreement dated as of the date hereof with Collateral Agent and Lenders (the “Fourth Amendment”), which further amends that certain Loan and Security Agreement dated as of January 31, 2022, as amended by that certain First Amendment to Loan and Security Agreement dated as of July 28, 2022, as amended by that certain Second Amendment to Loan and Security Agreement dated as of April 30, 2023, and as amended by that certain Third Amendment to Loan and Security Agreement dated as of November 1, 2023 (as amended, restated, or otherwise modified from time to time, the “Loan Agreement”). Capitalized terms used herein and not otherwise defined herein shall have meanings assigned to such terms in the Loan Agreement.

AS INDUCEMENT FOR LENDERS TO ENTER INTO THE FOURTH AMENDMENT AND FOR OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED, the parties agree as follows:

1.	Upon the occurrence of a Trigger Event, Borrower agrees and promises to pay to Collateral Agent, to be shared between Lenders in accordance with their respective Pro Rata Shares, the Success Fee. The Success Fee in respect of the Term Loans advanced by the Lenders prior to a Trigger Event, shall be fully earned and paid concurrently with the occurrence of a Trigger Event; provided, however, in the case of a Trigger Event pursuant to clause (b) of such defined term, Borrower shall pay the Success Fee not later than two (2) Business Days after the reporting deadline of such Trigger Event. The Success Fee in respect of any Term Loans advanced by Lenders after the occurrence of a Trigger Event shall be fully earned and due and payable on the Funding Date of such Term Loans.

2.	A “Trigger Event” is the first to occur after the Effective Date of any of the following: (a) if the Market Capitalization for Parent exceeds One Hundred Twenty-Five Million Dollars ($125,000,000.00) for ten (10) consecutive trading days, (b) any transaction or series of related transactions, whether by sale of securities, merger or otherwise, in which any Person acquires, directly or indirectly, beneficially or of record, shares of Parent constituting more than fifty percent (50%) of the aggregate ordinary voting power represented by the issued and outstanding equity interests of Parent, (c) any transaction or series of related, whether by sale of securities, merger or otherwise, in which stockholders (other than Parent) own more than forty-nine percent (49%) of the voting stock of Centogene Germany, (d) a sale or other disposition by Parent (or any corporate successor) or any of its Subsidiaries, taken as a whole, of all or substantially all of its assets, (e) the first underwritten public offering of capital stock of Borrower (other than Parent) (or any corporate successor), one of its Subsidiaries or any direct or indirect parent that is an Affiliate of Borrower (other than Parent) under the Securities Act of 1933, as amended, or any foreign equivalent, (f) a direct listing on the New York Stock Exchange, the NASDAQ Stock Market or other US or foreign trading market involving the capital stock of Borrower (other than Parent) (or any corporate successor), one of its Subsidiaries or any direct or indirect parent that is an Affiliate of Borrower (other than Parent) without an underwriter pursuant to an effective registration statement under the Securities Act of 1933, as amended, or any foreign equivalent, or (g) any merger, acquisition, contribution, equity purchase or similar reorganization transaction or series of transactions resulting in the combination of Borrower (other than Parent) (or any corporate successor), one of its Subsidiaries or any direct or indirect parent that is an Affiliate of Borrower (other than Parent) with another Person (including, without limitation, any SPAC) where the capital stock of the surviving Person or any direct or indirect parent thereof are registered under the Securities Act of 1933, as amended, or any foreign equivalent. “Market Capitalization” means, as of any date of determination, the product of (a) the number of Parent’s shares of common stock on such date of determination and (b) the closing price of such shares as quoted on www.nasdaq.com (or other exchange where such shares are listed for trading), or if such page is not available, any other commercially available source providing quotations of such closing price as reasonably selected by Parent, on such date of determination. “SPAC” is a company with no commercial operations that is formed for the purpose of raising capital through an initial public offering of its shares to finance the future acquisition of an existing operating company.

3.	The “Success Fee” is a non-refundable fee for each Term Loan advanced by Lenders to Borrower in an amount equal to (a) two percent (2.00%) multiplied by (b) the original principal amount of such Term Loan.

4.	Miscellaneous.

(a)	Notice of Trigger Event. Borrower shall provide Collateral Agent with at least ten (10) Business Days’ written notice prior to a Trigger Event; provided, however, in the case of a Trigger Event pursuant to clause (a) of such defined term, Borrower shall provide written notice of such Trigger Event as soon as reasonably practicable following such Trigger Event, but in any event not more than three (3) Business Days after such Trigger Event.

(b)	Representations and Warranties. Borrower represents and warrants to Collateral Agent and the Lenders as follows:

(i)	This Agreement has been duly authorized and executed by Borrower and is a valid and binding obligation of Borrower enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and the rules of law or principles at equity governing specific performance, injunctive relief and other equitable remedies.

(ii)	The execution and delivery of this Agreement do not conflict with Borrower’s organizational documents, do not and will not contravene any material law, governmental rule or regulation, judgment or order applicable to Borrower, and do not and will not conflict with or contravene any provision of, or constitute a default under, any material indenture, mortgage, contract or other instrument of which Borrower is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration or filing with or the taking of any action in respect of or by, any federal, state or local government authority or agency or other person.

(c)	Modification and Waiver. This Agreement and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

(d)	Descriptive Headings. The descriptive headings of the various Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The language in this Agreement shall be construed as to its fair meaning without regard to which party drafted this Agreement.

(e)	Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of New York. Section 11 of the Loan Agreement is incorporated herein by this reference as though fully set forth.

(f)	Survival of Representations, Warranties and Agreements. All representations and warranties contained herein shall survive the date of this Agreement. All agreements contained herein shall survive indefinitely until, by their respective terms, they are no longer operative.

(g)	Remedies. In case any one or more of the covenants and agreements contained in this Agreement shall have been breached, Collateral Agent and each Lender may proceed to protect and enforce their or its rights either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement.

(h)	Severability. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction, or affect any other provision of this Agreement, which shall remain in full force and effect.

(i)	Recovery of Litigation Costs. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable and documented attorneys’ fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

(j)	Entire Agreement; Modification. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and undertakings of the parties, whether oral or written, with respect to such subject matter.

(k)	Termination of Agreement. This Agreement shall continue in full force and effect with respect to each Term Loan advanced by Lenders to Borrower until the earlier of: (a) the seventh (7th) anniversary of this Agreement and (b) if the Loan Agreement and Lenders’ obligations to make Credit Extensions thereunder have been terminated, one Business Day after Collateral Agent’s receipt of the Success Fee for such Term Loan. The obligations hereunder shall survive the termination of the Loan Agreement until terminated in accordance with the terms of this Agreement.

(l)	Successors and Assigns. This Agreement binds and is for the benefit of the successors and permitted assigns of each party. Borrower may not transfer, pledge or assign this Agreement or any rights or obligations under it without Collateral Agent’s prior written consent. Collateral Agent and each Lender has the right, without the consent of or notice to Borrower, to sell, transfer, assign, pledge, negotiate, or grant participation in all or any part of, or any interest in, such Person’s obligations, rights, and benefits under this Agreement.

(m)	No Impairment. Borrower shall not by any action including, without limitation, amending its organizational documents, any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Agreement, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate to protect the rights of Collateral Agent and the Lenders set forth in this Agreement against impairment. Without limiting the generality of the foregoing, Borrower will obtain all such authorizations, exemptions or consents from any third party or any public regulatory body having jurisdiction thereof as may be necessary to enable Borrower to perform its obligations under this Agreement.

(n)	Addresses. Any notice required or permitted hereunder shall be in writing and shall be mailed by overnight courier, registered or certified mail, return receipt required, and postage pre-paid, or otherwise delivered by hand or by messenger, addressed as set forth below, or at such other address as Borrower, Collateral Agent or any Lender shall have furnished to the other party.

If to Borrower:	CENTOGENE N.V. Am Strande 7 18055 Rostock Germany Attn: Miguel Coego Email: miguel.coego@centogene.com

with a copy (which shall not constitute notice) to:	MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C. 919 Third Avenue New York, NY 10022 Attn: Matthew Gautier Email: mbgautier@mintz.com

If to Collateral Agent and any Lender:	OXFORD FINANCE LLC 115 South Union Street Suite 300 Alexandria, VA 22314 Attn: Legal Department Fax: (703) 519-5225 Email: LegalDepartment@oxfordfinance.com

with a copy (which shall not constitute notice) to:	DLA Piper LLP (US) 500 8th Street, NW Washington, DC 20004 Attn: Eric Eisenberg Fax: (202) 799-5211 Email: eric.eisenberg@us.dlapiper.com

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by its officers thereunto duly authorized.

BORROWER:

CENTOGENE N.V.

By
Name:	Miguel Coego
Title:	Chief Financial Officer, Legal & IT

By
Name:	Peter Bauer
Title:	Chief Medical and Genomic Officer

CENTOGENE GMBH

By
Name:	Miguel Coego
Title:	CFO/Managing Director (Geschäftsführer)

By
Name:	Michael Priebe
Title:	VP Finance (Prokurist)

CENTOSAFE B.V.

By
Name:	Miguel Coego
Title:	CFO/Managing Director

CENTOGENE US, LLC

By
Name:	Dr. Mario D’Alessandro
Title:	SVP, Business Development

[Signature Page to Success Fee Agreement (May 2024)

COLLATERAL AGENT AND LENDER:

OXFORD FINANCE LLC

By
Name:	Colette H. Featherly
Title:	Senior Vice President

LENDERS:

OXFORD FINANCE FUNDING XII LLC
OXFORD FINANCE FUNDING XIII LLC
OXFORD FINANCE FUNDING 2020-1 LLC

By:	Oxford Finance LLC, as servicer

By
Name:	Colette H. Featherly
Title:	Senior Vice President

OXFORD FINANCE CREDIT FUND FUNDING TRUST II, as Lender

By: Oxford Finance Credit Fund II LP, as servicer
By: Oxford Finance Advisors, LLC, as manager

By
Name:	Colette H. Featherly
Title:	Senior Vice President

OXFORD FINANCE CREDIT FUND III 2024-A, LP, as Lender

By:	Oxford Finance Advisors, LLC, as servicer

By
Name:	Colette H. Featherly
Title:	Senior Vice President

[Signature Page to Success Fee Agreement (May 2024)]